Argentex Mining Corporation
Management Discussion and Analysis
For the Three Months Ended April 30, 2014

As of June 26, 2014

ii

Introduction

The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes for the three-month period ended April 30, 2014 and our audited consolidated financial statements and related notes for our fiscal year ended January 31, 2014. These condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.90. Additional information related to our company is available on SEDAR at www.sedar.com. and on our corporate website at www.argentexmining.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our exploration programs and results,

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities; and

  political developments in Argentina,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

Our company, which has historically focused primarily on exploration in Argentina, is now looking to expand its exploration focus to include precious metal projects in other Latin American countries. Our current strategy is to:

  Upgrade our 2013 Technical report on our Pinguino project;
  Evaluate the strategic opportunities presented by a business combination with Austral Gold;
  Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile and Northern Argentina.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

THREE MONTHS ENDED APRIL 30 2014

Activities on Mineral Projects

Pingüino

Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; it is at the advanced stage with more than 66,489 metres of drilling (in over 677 holes) completed to date. Pingüino is approximately 35 kilometres to the northwest from Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

During the three months ended April 30, 2014 we announced the complete trenching results from our 6,000-metre 2013 Phase IX resource development program at Pingüino. These results were disclosed in our management discussion and analysis dated May 21, 2014 for the year ended January 31, 2014 and are also disclosed on our website at http://www.argentexmining.com/s/Pinguino.asp). We are currently working on updating our 2013 Technical Report (reproduced on our website at www.argentexmining.com) to include oxide resources delineated in our October 2013 drill program.

During the three months ended April 30, 2014 we further reduced our camp costs at Pinguino; the camp remains on care and maintenance.

Clapperton Property, BC, Canada

During the three months ended April 30, 2014, we submitted a field visit and project report to the British Colombia government. The report confirmed the presence of small scale copper veins, without any precious metal values. Next steps with regards to future exploration are being evaluated. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

Summary of Quarterly Results

Quarter ended	Total Revenue ($)	Net loss ($)	Net loss per share (basic and fully diluted) ($)
April 30, 2014	Nil	(626,060)	(0.01)
January 31, 2014	Nil	(944,387)	(0.01)
October 31, 2013	Nil	(1,136,902)	(0.01)
July 31, 2013	Nil	(916,161)	(0.01)
April 30, 2013	Nil	(966,040)	(0.02)
January 31, 2013	Nil	(1,803,385)	(0.03)
October 31, 2012	Nil	(978,159)	(0.01)
July 31, 2012	Nil	(2,377,699)	(0.03)

Three Months Ended April 30, 2014 versus April 30, 2013

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $196,051 during the three-month period ended April 30, 2014, a decrease of $102,000 or 34% from $298,051 during the three-month period ended April 30, 2013.

In note 7 of our April 30, 2014 financial statements, we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pinguino project and are provided in the following schedule. Prior to commencement of the three-month period ended April 30, 2014, we had placed the camp at Pinguino on care and maintenance and reduced the number of our employees working on our Pinguino project. During the three month-period ended April 30, 2014, we further reduced the number of our employees working on our Pinguino project. The camp remains on care and maintenance status. We anticipate that we will continue to incur significantly lower camp, salary and supply costs for as long as the camp remains on care and maintenance status.

	Three months ended April 30, 2014	Three months ended April 30, 2013	Increase (Decrease)
Assaying	$18,866	$-	$18,866
Camp, salaries and supplies	79,455	138,402	(58,947)
Claim maintenance	24,192	8,712	15,480
Engineering	31,495	16,682	14,813
Environmental	281	8,234	(7,953)
Geological and geophysical	33,686	45,775	(12,089)
Metallurgical	1,205	9,720	(8,515)
Travel and accommodation	3,849	14,982	(11,133)
Total expenses at Pinguino	$193,029	$242,507	$(49,478)

General and Administrative

As summarized in the schedule below, our general and administrative expenses were $390,921 during the three month period ended April 30, 2014, a decrease of $280,186 or 42% from $671,107 during the three month period ended April 30, 2013. The decrease was primarily due to the higher level of activity (and increased professional expenses) during the three-month period ended April 30, 2013, when we were engaged in negotiating our 2013 financing with Austral Gold, contrasting with a significantly lower level of activity during the three-month period ended April 30, 2014. In addition, we utilized our consultants less, had fewer administrative employees, engaged in less shareholder and investor relation activities, reduced our travel and had lower director and professional fees.

Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the three month period ended April 30, 2014 totaled $54,883, a decrease of $205,894 from $260,777 during the three month period ended April 30, 2013. Excluding these expenses, general and administrative expenses were $336,038 during the three month period ended April 30, 2014, a decrease of $74,292, or 18%, from $410,330 during the three month period ended April 30, 2014.

	Three months ended April 30, 2014	Three months ended April 30, 2013	Increase (Decrease)
Consulting	$142,740	$214,193	$(71,453)
Depreciation	14,228	15,188	(960)
Director fees	27,245	88,859	61,614
Foreign exchange loss	5,326	7,847	(2,521)
Office and sundry	18,705	25,615	(6,910)
Professional	51,146	132,986	(81,840)
Rent	13,189	9,708	3,481
Salaries and benefits	81,636	106,814	(25,178)
Shareholder and investor relations	7,808	24,140	(16,332)
Tax on assets and bank transactions	11,905	9,250	2,655
Transfer agent and filing	4,358	18,503	(14,155)
Travel	12,635	18,004	(5,369)
General and Administrative	$390,921	$671,107	$(280,186)

Income tax and interest expense

Our income tax expense was $24,703 during the three month period ended April 30, 2014, as compared to $743 during the three month period ended April 30, 2013. The increase was primarily due to a reassessment of our Argentine minimum income taxes payable for calendar year 2010 as a result of an Argentine government tax audit. We also recorded a provision of $16,341 for related interest that is included in interest expense of $24,703.

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At April 30, 2014 we had $1,432,179 in cash and cash equivalents and $818,024 in Argentine pesos equivalent in a fund managed by an international brokerage firm. Our working capital decreased by $608,499 to $1,985,779 at April 30, 2014 from $2,594,278 at January 31, 2014. During the three months ended April 30, 2014, our Argentine borrower repaid approximately $260,000, the balance owed under our loan agreement, plus applicable taxes of $17,097.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

Raising exploration capital in the financial markets has continued to be difficult for junior exploration companies. Mining and exploration companies with activities in Argentina have experienced additional negative sentiment due to inflation and political uncertainty in that country. As a result, we have scaled back our exploration plans and reduced our general and administrative expenses in an effort to conserve our available capital while we focus on diversifying our operations and developing our business combination strategy with Austral Gold.

We believe that our cash on hand will be sufficient to fund these projected operating requirements for the next 12 months. However, we believe that we need to remain flexible in order to react quickly to changes in the status quo, either because of changes that affect companies like ours in Argentina in general or because of changes to our circumstances in particular. If we decide to engage in any significant exploration activities during the coming year, we believe we would probably need to raise additional capital to fund those activities. As a result, we have decided to include a going concern note in our financial statements (note 3).

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $613,384 during the three months ended April 30, 2014 as compared to $937,974 during the three months ended April 30, 2013. The decrease is primarily due to a decrease in our administrative expenses and a decrease in our mineral property exploration activities during the three months ended April 30, 2014 as compared to April 30, 2013, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $567,425 during the three months ended April 30, 2014 as compared $3,386 during the three months ended April 30, 2013. During the three months ended April 30, 2014, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. In addition, we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital.

Because the strike price of all of our outstanding warrants and stock options is significantly higher than our current share price, we do not anticipate the exercise of any of these securities over the next few months.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, we include our cash and cash equivalent balances and components of shareholders’ equity.

We manage the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the three-month period ended April 30, 2014.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (CDN$6,954) per month for the first three years of the lease, and approximately US$7,289 (CDN$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. We have orally agreed to reduce the rent to approximately $900 per month effective July 2014.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the three months ended April 30, 2014, we paid or accrued salary and benefits of $64,396 (April 30, 2013- $67,395) to Michael Brown, our President and CEO. As at January 31, 2014 we owed our President and CEO $9,212 for unused vacation.

During the three months ended April 30, 2014, we paid or accrued consulting fees of $43,032 (April 30, 2013 - $46,654) related to a consulting agreement between us and JBD Consulting Ltd., a company controlled by our Chief Financial Officer, Jeff Finkelstein. At April 30, 2014, we owed this company $9,576 related for unused vacation.

During the three month period ended April 30, 2014, we incurred consulting fees of $14,464 (April 30, 2013 - $44,053) related to a consulting agreement between us and Ariston Capital Corp., a company controlled by our former Executive Vice President of Corporate Development, Mr. Peter Ball. That consulting agreement expired on February 28, 2014 and we made a final payment of $91,284 on February 26, 2014 to Ariston Capital Corp., which included a one-time payment in lieu of notice to that consultant in the amount of $67,335, February 2014 consulting fees, vacation pay, reimbursement of expenses and a sales tax. At April 30, 2014, there was no amount owed to this company.

During the three months ended April 30, 2014, we paid or accrued aggregate director fees of $27,245 to our six independent directors (April 30, 2013 - $88,859 to five independent directors). The 2013 director fees included special committee fees of CDN$15,000 was for each special committee member (Stephen Hanson, Rick Thibault and Rob Henderson) and CDN$20,000 to the chair of our special committee (Patrick Downey). At April 30, 2014 and January 31, 2014, there were no amounts owed to any of our directors.

Related party transactions are disclosed in further detail in Note 10 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		April 30, 2014		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$1,432,179	$1,432,179	$2,615,966	$2,615,966
Short-term investments	Level 1	$818,024	$818,024	$-	$-
Receivables	Level 2	$6,149	$6,149	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable	Level 2	$280,742	$280,742	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$18,788	$18,788	$83,810	$83,810
Long term debt	Level 2	$33,875	$33,875	$34,966	$34,966

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at April 30, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold Limited guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund and our investment comprises a very small amount of the total funds managed. We believe our risk to be low with our funds invested in an international broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

At the date of this MD&A, we had approximately $1.1 million in U.S. cash, $100,000 in Canadian cash and approximately $6,600,000 in $AR (Argentine Pesos) of which $6,500,000 $AR was invested with an international broker dealer. The $AR is equivalent to approximately $800,000 in U.S. cash.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar, which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At April 30, 2014, we were exposed to exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$340,389	$212,876
Short-term investments	6,543,361	-
Accounts payable	(331,589)	(61,300)
Long term debt	(272,016)	-
Net Exposure	$(6,280,145)	$1,669,083

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $92,038 in the net loss for the three month period ended April 30, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

In addition, last year, the Argentine government launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds, if required, to our operations in Argentina, and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

We closely monitor commodity prices to determine the appropriate course of action to be taken. A dramatic decline in commodity prices could impact the viability of our company and the carrying value of our property. Although we are exposed to commodity price risk, this risk is minimal at the present time, as we are not yet in the production phase.

Disclosure of Outstanding Share Data

As of the date of this MD&A, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,185,000 stock options as described in further detail in note 12 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,563,023 common shares would be issued and outstanding.

Risk Factors

There have been no changes in risk factors disclosed in our MD&A filed for the year ended January 31, 2014.